1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 5, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2004 ANNUAL GENERAL MEETING,

APPOINTMENT OF DIRECTORS AND SUPERVISORS

AND

DISTRIBUTION OF DIVIDENDS AND BONUS SHARES

The AGM of the Company was held in the morning of 28th June, 2005. All the resolutions set out in the Notice of AGM dated 13th May, 2005 were duly passed at the AGM. Pursuant to resolutions no. 9 and 10 of the AGM, Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun, Wu Yuxiang, Wang Xinkun, Chen Guangshui and Dong Yunqing were appointed as directors of the Company whereas Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi were appointed as independent non-executive directors of the Company. Pursuant to resolution no. 11 of the AGM, Meng Xianchang, Song Guo, Zhang Shengdong and Liu Weixin were appointed as supervisors of the Company. Xu Bentai has been appointed as an employee supervisor of the Company in a meeting of the Company’s employee representatives.

The Company will distribute a final dividend of RMB0.26 per share (including taxation) and a bonus shares on the basis of six bonus shares for every ten existing shares for the year ended 31st December 2004 to all of its shareholders.

Important:

1.	No resolution was vetoed nor amended in the 2004 Annual General Meeting of the Company (“AGM”)

2.	No new resolution was put forward for approval in the AGM

I.	Convening and attendance of the meeting

(1)	Convening of the meeting

1.	Time: 8:30 a.m. on 28th June, 2005

2.	Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China

3.	Method: Voting on poll and on the internet

4.	Convened by: The board of directors (“the Board”) of Yanzhou Coal Mining Company Limited (the “Company”)

5.	President: Wang Xin, chairman of the Board

(2)	Attendance of the meeting

1.	General

7 shareholders and proxies attended the meeting, holding 1,959,984,090 shares carrying voting rights, representing 63.76% of the total shares carrying voting rights of the Company. This was in compliance with the relevant legal requirements. Among which, 1,670,000,000 were State-owned legal person shares, 15,271,479 were A Shares and 274,712,611 were H Shares.

2.	Social public shareholders

2 social public shareholders and proxies attended the meeting to vote on poll, holding 289,984,090 shares, representing 20.65% of the total listed shares of the Company and 9.43% of the total shares of the Company. 4 social public shareholders participated in the meeting through voting on the internet, holding 830,118 shares, representing 0.06% of the total listed shares of the Company and 0.03% of the total shares of the Company.

The Board gave two notices of the AGM on 13th and 30th May 2005 respectively. Details were published in the domestic China Securities Journal and Shanghai Securities News. The meeting was in compliance with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company.

II.	Consideration of Resolutions

After consideration by the shareholders and authorized proxies and through voting by way of poll and on the internet on each of the proposed resolution, the following resolutions were passed at the AGM:

1.	the working report of the Board for the year ended 31st December 2004 was approved;

2.	the working report of the supervisory committee of the Company for the year ended 31st December 2004 was approved;

3.	the audited financial statements of the Company as at and for the year ended 31st December 2004 were approved;

4.	the remuneration of the directors and supervisors of the Company for the year ending 31st December 2005 was determined;

The remuneration for (i) the Company’s directors in 2004 was RMB1,302,810 (inclusive of tax); (ii) the Company’s supervisors in 2004 was RMB537,430 (inclusive of tax); (iii) the Company’s independent non-executive directors in 2004 was RMB325,260 (inclusive of tax). It was anticipated that in 2005, the remuneration for the Company’s directors, supervisors and independent non-executive directors would each be increased by over 10% as compared to that in the previous year.

5.	the anticipated amount of a type of daily connected transactions of the Company for the year ending 31st December 2005 was approved;

It was anticipated that in 2005, the Company and its parent company would be involved in the “Sale of Products and Commodities”, a type of daily connected transactions, to the sum of RMB1,340,000,000, accounting for 8.78% of the Company’s unaudited net asset value in 2004.

As this resolution concerned connected transactions, a connected shareholder holding 1,670,000,000 shares abstained from voting on this resolution.

6.	the 2004 proposed profit distribution plan of the Company was approved;

The Company’s proposed profit distribution plan:

(1)	In accordance to its usual dividend policy (i.e. distribution of the Company’s final dividend at 35% of the Company’s net income as determined after the deduction of the statutory reserve of that year), the Company proposed to carry out distribution of a cash dividend of RMB2.6 (inclusive of tax) to all shareholders for every 10 shares held, totaling RMB799,240,000 (inclusive of tax).

(2)	Using the Company’s total share capital of 3,074,000,000 shares as a base, the Company proposed to issue bonus shares of the Company through the capitalization of the capital reserve of the Company on the basis of six bonus shares for every ten existing shares for the year ended 31st December 2004. After the issuance of the bonus shares, the Company’s total share capital would increase to 4,918,400,000 shares, out of which 2,246,400,000 shares would be listed shares.

It was noted that in relation to the domestic shares of the Company, the Company would publish an announcement regarding to the distribution of dividends for the year ended 31st December 2004 and the bonus issues of shares at another instance.

The Board was also authorized to, after the completion of the capitalization of capital reserve of the Company, make consequential amendments to the articles of association of the Company and to do all necessary registration procedures to reflect the changes in the total share capital and the share capital structure of the Company.

7.	the amendments of the articles of association of the Company were approved;

8.	the continuation of the directors of the second session of the Board and the supervisors of the second session of the supervisory committee to carry out their duties as directors and supervisors was confirmed;

It was confirmed that the directors of the second session of the Board and the supervisors of the second session of the supervisory committee should continue to carry out their duties as directors and supervisors from 22nd April 2005 to the conclusion of AGM.

9.	the appointment of the following persons as the directors of the Company of the third session of the Board was approved;

Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun, Wu Yuxiang, Wang Xinkun, Chen Guangshui and Dong Yunqing were appointed as the directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board.

10.	the appointment of the following persons as the independent non-executive directors of the Company of the third session of the Board was approved;

Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi were appointed as the independent non-executive directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board.

11.	the appointment of the following persons as the supervisors of the Company of the third session of the supervisory committee of the Company;

Meng Xianchang, Song Guo, Zhang Shengdong and Liu Weixin were appointed as the supervisors of the Company of the third session of the supervisory committee of the Company for a term of three years, to commence from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the supervisors of the fourth session of the supervisory committee of the Company. Xu Bentai has been appointed as an employee supervisor of the Company of the third session of the supervisory committee of the Company in a meeting of the Company’s employee representatives.

12.	the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited (as an appendix to the articles of association of the Company) were approved;

13.	the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited (as an appendix to the articles of association of the Company) were approved;

14.	the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited (as an appendix to the articles of association of the Company) were approved;

15.	the Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited (as an appendix to the articles of association of the Company) were approved;

16.	the reappointment of the Company’s international and domestic auditors was approved and their remuneration was determined;

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. were approved to be the Company’s international and domestic auditors for the year 2005, respectively. Their remuneration was also determined.

17.	the Board was authorized to allot H Shares in the share capital of the Company in the relevant period in accordance with the market circumstances and the need of the Company, provided that the number of shares allotted by the Board should not exceed 20 percent of the number of H Shares in issue as at the date of this resolution. Contingent on the directors resolving to issue shares pursuant to this resolution, the Board was also granted power to correspondingly amend the articles of association of the Company.

Information regarding to the shareholding and votes of the Company’s top 8 social public shareholders towards this resolution is as follows:

Name of shareholder	Shareholding	Vote
1. HKSCC Nominees Limited	274,712,611	For: 84,856,719
		Against: 159,643,424
2. Zhongxin Classic Allocation Securities Investment Fund	12,726,984	For: all
3. Merrill Lynch International	999,977	For: all
4. USB Limited	714,400	For: all
5. ING BANK N.V.	592,000	For: all
6. Tiantong 180 Index Securities Investment Fund	236,618	Against: all
7. Tu Aiyu	900	Against: all
8. Zheng Youdong	600	Against: all

Cui Jianmin, the Company’s independent non-executive director, tendered a working report on behalf of himself and the other 3 independent non-executive directors (Fan Weitang, Wang Xiaojun and Wang Quanxi) for the year ended 31st December 2004 at the AGM and reported the carrying out of their duties in 2004.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Mr. Lin Guoen of Deloitte Touche Tohmatsu was appointed by the Company as the scrutineer of voting-taking at the AGM.

III.	Presence of lawyer

The Company has entrusted King & Wood PRC Lawyers to witness the relevant matters at the AGM. King & Wood PRC Lawyers accepted the entrustment and sent Ms. Tang Lizi to present at the AGM, who issued a legal opinion concluding that certain matters such as the convening and the procedures for holding and polling of the AGM were in compliance with the relevant requirements of the laws, regulations, normative documents and the articles of association of the Company and hence the resolutions passed at the AGM were valid and effective.

IV.	Documents available for inspection

1.	Resolutions passed at the AGM which have been certified by the directors of the Company and the secretary of the meeting attending the meeting;

2.	The legal opinion issued by King & Wood PRC Lawyers in respect at the AGM.

V.	The newly appointed directors of the Company

Biography of each of the newly appointed directors of the Company is set out as follows:

(1)	Directors

1.	WANG Xin

WANG Xin, aged 46, is a research in engineering technique application and doctor of engineering technology. Mr. Wang is the chairman of the Board and the vice chairman of the board of directors and the general manager of Yankuang Group Corporation Limited (the “Parent Company”). Mr. Wang joined the predecessor of the Company (“Predecessor”) in 1982 and became the deputy general manager of the Parent Company in 2000, a director and the deputy general manager of the Parent Company in 2002, and the vice chairman of the board of directors and the general manager of the Parent Company in 2003. In 2004, Mr. Wang became a director of the Company as well as the chairman of the Board and of Shandong Yankuang International Coking Limited. Mr. Wang graduated from China University of Mining and Technology. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

2.	GENG Jiahuai

GENG Jiahuai, aged 54, is a researcher in engineering technique application. Mr. Geng is also the vice chairman of the Board and the chairman of the board of directors and the party committee secretary of the Parent Company. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the director of the Safety and Supervision Bureau and the director of Zibo Mining Bureau. Mr. Geng joined the Parent Company in 2002 as the general manager, the vice chairman of the board of directors and the party committee deputy secretary of the Parent Company. Mr. Geng, became the chairman of the board of directors and the party committee secretary of the Parent Company in 2003, and became a director of the Company in 2002. In 2004, he became the vice chairman of the Board. Mr. Geng graduated from Shandong Mining Institute. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Geng does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Geng has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Geng and the Company, Mr. Geng’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

3.	YANG Deyu

YANG Deyu, aged 55, is a researcher in engineering technique application. Mr. Yang is also the vice chairman of the Board and the general manager of the Company. Mr. Yang joined the Predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994 and the deputy general manager of the Predecessor and the director of the Safety and Supervision Bureau in 1996. Mr. Yang became the executive Director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang graduated from Shandong Mining Institute. Save for the relationships with the Company as disclosed above, Mr. Yang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Yang is interested in 10,000 domestic shares of the Company as at the date of this announcement within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Yang and the Company, Mr. Yang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

4.	SHI Xuerang

SHI Xuerang, aged 50, is a senior engineer. Mr. Shi is a director of the Company and the deputy general manager of the Parent Company. During the period from 1995 to 2003, Mr. Shi successively acted as the head of Huafeng mine of the Xinwen Mining Bureau, the head of Huafeng mine of the Xinkuang Corporation and the deputy general manager of Xinkuang Corporation Limited. Mr. Shi joined the Parent Company in 2003 and became the deputy general manager. Mr. Shi graduated from Shandong Mining Institute. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Shi does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Shi has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Shi and the Company, Mr. Shi’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

5.	CHEN Changchun

CHEN Changchun, aged 51, is a senior accountant. Mr. Chen is a director of the Company and the chief accountant of the Parent Company. Mr. Chen joined the Predecessor in 1984 and became the head of the finance department of the Parent Company in 1996, and the chief accountant of the Parent Company in 1998. Mr. Chen graduated from Beijing Coal Management College. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Chen does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Chen and the Company, Mr. Chen’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

6.	WU Yuxiang

WU Yuxiang, aged 43, is a senior accountant. Mr. Wu is a director and the chief financial officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the chief accountant of the finance department of the Predecessor in 1996. Mr. Wu became the head of the finance department of the Company in 1997 and a director of the Company and the chief financial officer of the Company in 2002. Mr. Wu graduated from Shandong TV University. Save for the relationships with the Company as disclosed above, Mr. Wu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wu is interested in 10,000 domestic shares of the Company as at the date of this announcement within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wu and the Company, Mr. Wu’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

7.	WANG Xinkun

WANG Xinkun, aged 52, is a senior economist. Mr. Wang is a director and the deputy general manager of the Company. Mr. Wang joined the Predecessor in 1977. Mr. Wang became the manager of the coal transportation and sales department of the Company in 2000, the deputy general manager of the Company in 2002, and a director of the Company in 2004. Mr. Wang is a director of the Company’s subsidiary, Shandong Yanmei Shipping Co. Ltd. Mr. Wang graduated from Tianjin University. Save for the relationships with the Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

8.	CHEN Guangshui

CHEN Guangshui, aged 39, is a senior economist. Mr. Chen is the secretary of the Board, the director of the secretariat of the Board and a director of the Company. Mr. Chen joined the Predecessor in 1990 and became the secretary of the Board and the director of the secretariat of the Board in 1997. Mr. Chen graduated from Fuxin Mining Institute. Save for the relationships with the Company as disclosed above, Mr. Chen does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen is interested in 1,000 domestic shares of the Company as at the date of this announcement within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Chen and the Company, Mr. Chen’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

9.	DONG Yunqing

DONG Yunqing, aged 49, is a senior human relations coordinator. Mr. Dong is a director and the chairman of labor union of the Company. Mr. Dong joined the Predecessor in 1981 and was the vice chairman of labor union of the Parent Company from 2001 to April 2003. Mr. Dong became a director and the chairman of labor union of the Company in 2002. Mr. Dong graduated from Shandong Mining Institute. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Dong does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Dong has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Dong and the Company, Mr. Dong’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB144,757 (inclusive of tax)) in 2004.

(2)	Independent Non-executive Directors

1.	PU Hongjiu

PU Hongjiu, aged 68, is a professor-grade senior engineer. Mr. Pu is an independent non-executive director of the Company, the first vice-chairman of China Coal Industry Association, the chairman of the Association of Coal Industry of The Chinese International Chamber of Commerce and the president of Chinese Academy of Coal. Mr. Pu was the deputy general manager of China National Coal Mining Corporation, the deputy minister of the Ministry of Coal, a member of the party committee of the State Coal Industry Bureau of China, a member of the party committee of the State Administration of Work Safety and the State Administration of Coal Mine Safety, the leader of Discipline Inspection Group of the State Administration of Coal Mine Safety Central Discipline Bureau and a committee member of the 15th Session of the Central Discipline and Inspection Committee of the PRC. Mr. Pu graduated from University of Coal Industry of Hefei. Mr. Pu is also the independent director of Shanghai Datun Energy Resources Co., Ltd.. Save for the relationships with the Company as disclosed above, Mr. Pu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Pu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Pu and the Company, Mr. Pu’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each independent non-executive director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB81,315 (inclusive of tax)) in 2004.

2.	CUI Jianmin

CUI Jianmin, aged 72, is a senior auditor and certified accountant. Mr. Cui is an independent non-executive director of the Company. Mr. Cui is a consultant for China Tax Expert Association and a part-time professor for colleges such as Central Finance and Economics University. Mr. Cui has been the deputy chief auditor of the National Audit Office of the PRC, the chairman of the Association of China Certified Accountant, and a committee member of the 8th Chinese People’s Political Consultative Conference. Mr. Cui became an independent non-executive director of the Company in 2002. Mr. Cui graduated from People’s University of China. Save for the relationships with the Company as disclosed above, Mr. Cui does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Cui has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Cui and the Company, Mr. Cui’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each independent non-executive director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB81,315 (inclusive of tax)) in 2004.

3.	WANG Xiaojun

WANG Xiaojun, aged 50, is as a solicitor in England and Wales and Hong Kong. Mr. Wang is an independent non-executive director of the Company. Mr. Wang is a partner of Wang & Co., X. J. in Hong Kong. Mr. Wang was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang had worked as a legal adviser in the Hong Kong Stock Exchange and a lawyer with Richards Butler. Mr. Wang became an independent non-executive director of the Company in 2002. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master degree in laws. Mr. Wang is also an independent non-executive director of Guangzhou Shipyard International Company Limited. Save for the relationships with the Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each independent non-executive director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB81,315 (inclusive of tax)) in 2004.

4.	WANG Quanxi

WANG Quanxi, aged 49, is a professor of Nankai University. Mr. Wang is an independent non-executive director of the Company. Mr. Wang is also the chief of the financial management department of Nankai University, the chief of the enterprise research center of Nankai University, the deputy chief of the MBA center of Nankai University, and the secretary-general of the Association of the Study of Management of Tianjin City. Mr. Wang became the independent non-executive director of the Company in 2004. Mr. Wang graduated from Tianjin Finance and Economics University. Mr. Wang is also an independent non-executive director of Yinzuobohai Group Co., Ltd. Save for the relationships with the Company as disclosed above, Mr. Wang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Wang and the Company, Mr. Wang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the directors of the fourth session of the Board. The average annual emolument (including bonus payments) of each independent non-executive director of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB81,315 (inclusive of tax)) in 2004.

VI.	The newly appointed supervisors of the Company

Biography of each of the newly appointed supervisors is set out below:

1.	MENG Xianchang

MENG Xianchang, aged 57, is a senior human relations coordinator. Mr. Meng is the chairman of the supervisory committee of the Company and the party committee deputy secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and became the party committee deputy secretary and a supervisor of the Predecessor in 1996, and became the chairman of the supervisory committee of the Company in 1997. Mr. Meng graduated from Shandong Mining Institute. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Meng does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Meng is interested in 10,000 domestic shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Meng and the Company, Mr. Meng’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the supervisors of the fourth session of the supervisory committee. The average annual emolument (including bonus payments) of each supervisor of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB107,486 (inclusive of tax)) in 2004.

2.	SONG Guo

SONG Guo, aged 50, is a senior human relations coordinator. Mr. Song is a supervisory of the Company and the party committee deputy secretary and the discipline inspection committee secretary of the Parent Company. Mr. Song was the office head of Shandong Province Coal Administration Bureau in 2002, joined the Parent Company in 2002 as the discipline inspection committee secretary of the Parent Company, and became the party committee deputy secretary of the Parent Company in 2004. Mr. Song graduated from Shandong Province self-taught examination. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Song does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Song has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Song and the Company, Mr. Song’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the supervisors of the fourth session of the supervisory committee. The average annual emolument (including bonus payments) of each supervisor of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB107,486 (inclusive of tax)) in 2004.

3.	ZHANG Shengdong

ZHANG Shengdong, aged 48, is a senior accountant. Mr. Zhang is a supervisor of the Company and the deputy chief accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the deputy chief accountant of Parent Company in 1997. Mr. Zhang became a supervisor of the Company in 2002. Mr. Zhang graduated from China University of Mining and Technology. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Zhang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Zhang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Zhang and the Company, Mr. Zhang’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the supervisors of the fourth session of the supervisory committee. The average annual emolument (including bonus payments) of each supervisor of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB107,486 (inclusive of tax)) in 2004.

4.	LIU Weixin

LIU Weixin, aged 54, is a senior accountant. Mr. Liu is a supervisor of the Company and the deputy director of the audit department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the deputy director of the audit office, the director of the audit division and the deputy director of the audit department of the Parent Company in 2001, 2003 and 2005, respectively. Mr. Liu became a supervisor of the Company in 2002. Mr. Liu graduated from Shandong Youth Cadre Institute. Save for the relationships with the Company and the Parent Company as disclosed above, Mr. Liu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Liu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Liu and the Company, Mr. Liu’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the shareholders’ meeting appointing the supervisors of the fourth session of the supervisory committee. The average annual emolument (including bonus payments) of each supervisor of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB107,486 (inclusive of tax)) in 2004.

5.	XU Bentai

XU Bentai, aged 46, is a senior human relations coordinator. Mr. Xu is an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Predecessor in 1978, became the chairman of Jining III Coal Mine’s labor union in 1999, and became an employee supervisor of the Company in 2002. Mr. Xu graduated from the Central Communist Party School Correspondence Institute. Save for the relationships with the Company as disclosed above, Mr. Xu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Xu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Pursuant to the service contract entered between Mr. Xu and the Company, Mr. Xu’s term of appointment is not more than 3 years and is from the conclusion of the AGM to the conclusion of the employee representatives’ meeting appointing the forth session of the employee supervisor of Company. The average annual emolument (including bonus payments) of each supervisor of the Company in 2005 will increase by over 10% than that (which amounted to approximately RMB107,486 (inclusive of tax)) in 2004.

VII.	Distribution of dividends and bonus shares

Pursuant to resolution no. 6 of the AGM set out above and as authorised at the AGM, the Board will distribute a final dividend and bonus shares on the basis of six bonus shares for every ten existing shares to:

(1)	holders of the Company’s domestic shares (in the form of state-owned legal person shares and A shares); and

(2)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appeared on the Company’s register of members maintained by Hong Kong on 28th May, 2005.

Details of distribution of dividends and bonus shares are as follows:

(a)	A final dividend of RMB0.26 per share (inclusive of taxation) and bonus shares on the basis of six bonus shares for every ten existing shares shall be distributed to the shareholders entitled to such dividends and bonus shares.

(b)	Pursuant to Articles 191 and 192 of the Company’s articles of association, dividends payable to the Company’s shareholders shall be declared in Renminbi (“RMB”). Dividends payable to holders of the Company’s domestic shares shall be paid in RMB while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In the case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for dividends per share (RMB to Hong Kong dollar)	=	Dividends per share in RMB Average of the closing exchange rates for RMB to Hong Kong dollars as announced by the Bank of China 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent of the amount of dividends payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the Bank of China 5 working days prior to the announcement of payment of final dividend is RMB1.06472 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to holders of the Company’s H shares is Hong Kong dollar 0.244 per H share (inclusive of taxation).

(c)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 26th August, 2005 and will be despatched by Hong Kong Registrars Limited to the H share shareholders who are entitled to receive the same by ordinary post at their own risk.

(d)	Share certificates of the bonus shares will be sent to the entitled shareholders on or before 26th August, 2005.

(e)	Details regarding the distribution of dividends and bonus shares for holders of the Company’s domestic shares will be announced separately in the PRC.

Attachment: Yanzhou Coal Mining Company Limited - Results of votes in relation to the resolutions passed at the 2004 Annual General Meeting

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 28 June 2005

YANZHOU COAL MINING COMPANY LIMITED

RESULTS OF VOTES IN RELATION TO THE RESOLUTIONS PASSED AT THE 2004 ANNUAL GENERAL MEETING

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes	Percentage (%)		No. of votes	Percentage (%)		No. of votes	Percentage (%)
1.	To approve the working report of the Board for the year ended 31st December 2004	1,951,650,090	Total: 1,951,401,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 266,368,611	99.9873 85.5686 0.7703 13.6484	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 237,218 Non-listed shares: 0 A shares: 237,218 H shares: 0	0.0122 0 0.0122 0	% % % %

2.	To approve the working report of the supervisory committee for the year ended 31st December 2004	1,951,650,090	Total: 1,951,401,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 266,368,611	99.9873 85.5686 0.7703 13.6484	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 237,218 Non-listed shares: 0 A shares: 237,218 H shares: 0	0.0122 0 0.0122 0	% % % %

3.	To approve the audited financial statements as at and for the year ended 31st December 2004	1,951,694,090	Total: 1,951,445,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 266,412,611	99.9873 85.5667 0.7703 13.6503	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.00005	% % % %	Total: 237,218 Non-listed shares: 0 A shares: 237,218 H shares: 0	0.0122 0 0.0122 0	% % % %

4.	To determine the remuneration of the directors and supervisors for the year ending 31st December 2005	1,953,120,090	Total: 1,951,419,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 266,386,611	99.9130 85.502 0.7697 13.6390	% % % %	Total: 1,462,900 Non-listed shares: 0 A shares: 900 H shares: 1,462,000	0.0749 0 0.00005 0.0749	% % % %	Total: 237,218 Non-listed shares: 0 A shares: 237,218 H shares: 0	0.0121 0 0.0121 0	% % % %

5.	To approve the anticipated amount of a type of daily connected transactions for the year ending 31st December 2005	266,765,890	Total: 162,029,197 A shares: 15,033,361 H shares: 146,995,836	60.7383 5.6354 55.1029	% % %	Total: 104,499,475 A shares: 900 H shares: 104,498,575	39.1727 0.0003 39.1724	% % %	Total: 237,218 A shares: 237,218 H shares: 0	0.0889 0.0889 0	% % %

6.	To approve the proposed profit distribution plan	1,959,922,140	Total: 1,959,674,022 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 274,640,661	99.9873 85.2075 0.7670 14.0128	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.00005	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares: 0	0.0121 0 0.0121 0	% % % %

7.	To approve the amendment of the Company’s articles of association	1,957,619,140	Total: 1,946,864,422 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 261,831,061	99.4507 85.3078 0.7679 13.3750	% % % %	Total: 10,516,500 Non-listed shares: 0 A shares: 900 H shares: 10,515,600	0.5372 0 0.00005 0.5372	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236 618 H shares: 0	0.0121 0 0.0121 0	% % % %

8.	To ratify and confirm that the directors of the second session of the Board and the supervisors of the second session of the supervisory committee should continue to carry out their duties as directors and supervisors to the conclusion of the AGM	1,959,940,090	Total: 1,959,619,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 274,658,611	99.9873 85.2067 0.7670 14.0136	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares:0	0.0121 0 0.0121 0	% % % %

9.	To approve the appointment of following persons as the directors of the third session of the Board:

9.1	To approve the appointment of Wang Xin as a director of the third session of the Board	1,955,928,822	Total: 1,872,582,170 Non-listed shares: 1,670,000,000 A shares: 15,034,361 H shares: 187,547,809	95.7388 85.3814 0.7687 9.5887	% % % %	Not applicable			Total: 83,584,570 Non-listed shares: 0 A shares: 237,518 H shares: 83,347,052	4.2734 0 0.0121 4.2613	% % % %

9.2	To approve the appointment of Geng Jiahuai as a director of the third session of the Board	1,955,928,822	Total: 1,872,582,170 Non-listed shares: 1,670,000,000 A shares: 15,034,361 H shares: 187,547,809	95.7388 85.3814 0.7687 9.5887	% % % %	Not applicable			Total: 83,584,570 Non-listed shares: 0 A shares: 237,518 H shares: 83,347,052	4.2734 0 0.0121 4.2613	% % % %

9.3	To approve the appointment of Yang Deyu as a director of the third session of the Board	1,956,802,822	Total: 1,953,160,722 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 268,126,861	99.8139 85.3433 0.7683 13.7023	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.0121 0.1861	% % % %

9.4	To approve the appointment of Shi Xuerang as a director of the third session of the Board	1,964,218,822	Total: 1,880,871,670 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 195,837,809	95.7567 85.0211 0.7654 9.9703	% % % %	Not applicable			Total: 83,584,570 Non-listed shares: 0 A shares: 237,518 H shares: 83,347,052	4.2554 0 0.0121 4.2433	% % % %

9.5	To approve the appointment of Chen Changchun as a director of the third session of the Board	1,964,522,882	Total: 1,881,175,670 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 196,141,809	95.7574 85.0079 0.7653 9.9842	% % % %	Not applicable			Total: 83,584,570 Non-listed shares: 0 A shares: 237,518 H shares: 83,347,052	4.2547 0 0.0121 4.2426	% % % %

9.6	To approve the appointment of Wu Yuxiang as a director of the third session of the Board	1,956,802,822	Total: 1,953,160,722 Non-listed shares: 1,670,000,00 A shares: 15,033,861 H shares: 268,126,861	99.8139 85.3433 0.7683 13.7023	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.0121 0.1861	% % % %

9.7	To approve the appointment of Wang Xinkun as a director of the third session of the Board	1,956,802,822	Total: 1,953,160,722 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 268,126,861	99.8139 85.3433 0.7683 13.7023	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.0121 0.1861	% % % %

9.8	To approve the appointment of Chen Guangshui as a director of the third session of the Board	1,956,802,822	Total: 1,952,856,722 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 267,822,861	99.7983 85.3433 0.7683 13.6868	% % % %	Not applicable			Total: 4,183,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,946,000	0.2138 0 0.0121 0.2017	% % % %

9.9	To approve the appointment of Dong Yunqing as a director of the third session of the Board	1,955,928,822	Total: 1,872,581,570 Non-listed shares: 1,670,000,000 A shares: 15,033,761 H shares: 187,547,809	95.7387 85.3814 0.7686 9.5887	% % % %	Not applicable			Total: 83,584,570 Non-listed shares: 0 A shares: 237,518 H shares: 83,347,052	4.2734 0 0.0121 4.2613	% % % %

10.	To approve the appointment of the following persons as the independent non-executive directors of the third session of the Board:

10.1	To approve the appointment of Pu Hongjiu as an independent non-executive director of the third session of the Board	1,957,213,822	Total: 1,953,572,022 Non-listed shares: 1,670,000,000 A shares: 15,034,161 H shares: 268,537,861	99.8139 85.3254 0.7681 13.7204	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1982 0 0.0121 0.1861	% % % %

10.2	To approve the appointment of Cui Jianmin as an independent non-executive director of the third session of the Board	1,957,213,822	Total: 1,953,571,822 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 268,537,861	99.8139 85.3254 0.7681 13.7204	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1982 0 0.0121 0.1861	% % % %

10.3	To approve the appointment of Wang Xiaojun as an independent non-executive director of the third session of the Board	1,957,213,822	Total: 1,953,571,822 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 268,537,861	99.8139 85.3254 0.7681 13.7204	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1982 0 0.0121 0.1861	% % % %

10.4	To approve the appointment of Wang Quanxi as an independent non-executive director of the third session of the Board	1,957,213,822	Total: 1,953,571,622 Non-listed shares: 1,670,000,000 A shares: 15,033,761 H shares: 268,537,861	99.8139 85.3254 0.7681 13.7204	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1982 0 0.0121 0.1861	% % % %

11.	To approve the appointment of following persons as the supervisors of the third session of the supervisory committee:

11.1	To approve the appointment of Meng Xiancheng as a supervisor of the third session of the supervisory committee	1,956,846,822	Total: 1,953,204,922 Non-listed shares: 1,670,000,000 A shares: 15,034,061 H shares: 268,170,861	99.8139 85.3414 0.7683 13.7042	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.121 0.1861	% % % %

11.2	To approve the appointment of Song Guo as a supervisor of the third session of the supervisory committee	1,956,846,822	Total: 1,953,204,922 Non-listed shares: 1,670,000,000 A shares: 15,034,061 H shares: 268,170,861	99.8139 85.3414 0.7683 13.7042	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.121 0.1861	% % % %

11.3	To approve the appointment of Zhang Shengdong as a supervisor of the third session of the supervisory committee	1,956,846,822	Total: 1,953,204,722 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 268,170,861	99.8139 85.3414 0.7683 13.7042	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.0121 0.1861	% % % %

11.4	To approve the appointment of Liu Weixin as a supervisor of the third session of the supervisory committee	1,956,846,822	Total: 1,953,204,722 Non-listed shares: 1,670,000,000 A shares: 15,033,861 H shares: 268,170,861	99.8139 85.3414 0.7683 13.7042	% % % %	Not applicable			Total: 3,879,518 Non-listed shares: 0 A shares: 237,518 H shares: 3,642,000	0.1983 0 0.0121 0.1861	% % % %

12.	To approve and adopt the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited	1,930,466,090	Total: 1,930,218,572 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 245,184,611	99.9872 86.5076 0.7788 12.7008	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares: 0	0.0123 0 0.0123 0	% % % %

13.	To approve and adopt the Rules of Procedures for the Board of Directors of Yanzhou Coal Mining Company Limited	1,937,310,090	Total: 1,937,062,572 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 252,028,611	99.9872 86.2020 0.7760 13.0092	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares: 0	0.0122 0 0.0122 0	% % % %

14.	To approve and adopt the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited	1,937,310,090	Total: 1,937,062,572 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 252,028,611	99.9872 86.2020 0.7760 13.0089	% % % %	Total: 10,900 Non-listed shares: 0 A shares: 900 H shares: 10,000	0.0006 0 0.00005 0.0005	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares: 0	0.0122 0 0.0122 0	% % % %

15.	To approve and adopt the Rules of Procedures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited	1,937,310,090	Total: 1,937,057,572 Non-listed shares: 1,670,000,000 A shares: 15,033,961 H shares: 252,023,611	99.9870 86.2020 0.7760 13.0089	% % % %	Total: 15,900 Non-listed shares: 0 A shares: 900 H shares: 15,000	0.0008 0 0.00005 0.00077	% % % %	Total: 236,618 Non-listed shares: 0 A shares: 236,618 H shares: 0	0.0122 0 0.0122 0	% % % %

16.	To approve the reappointment of the Company’s international and domestic auditors for the year 2005 and the determination of their remuneration	1,959,984,090	Total: 1,958,896,972 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 273,863,611	99.9445 85.2048 0.7670 13.9727	% % % %	Total: 849,900 Non-listed shares: 0 A shares: 900 H shares: 849,000	0.0434 0 0.00005 0.0433	% % % %	Total: 237,218 Non-listed shares: 0 A shares: 237,218 H shares: 0	0.0121 0 0.0121 0	% % % %

17.	To approve the grant of an unconditional general mandate to the Board to allot H Shares in the share capital of the Company	1,929,771,622	Total: 1,769,890,080 Non-listed shares: 1,670,000,000 A shares: 15,033,361 H shares: 86,856,719	91.7150 86.5387 0.7790 4.3972	% % % %	Total: 159,881,542 Non-listed shares: 0 A shares: 238,118 H shares: 159,643,424	8.2850 0 0.0123 8.2727	% % % %	Total: 0 Non-listed shares: 0 A shares: 0 H shares: 0	0 0 0 0	% % % %

Please also refer to the published version of this announcement in South China Morning Post.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310